DREYFUS PREMIER FIXED INCOME FUNDS: DREYFUS PREMIER CORE BOND FUND

Statement of Investments

January 31, 2006 (Unaudited)

Bonds and Notes - 116.3 %	Principal Amount a	Value ($)
Aerospace & Defense - .1%		
L-3 Communications,		
Conv. Bonds, 3%, 2035	625,000b	**645,313**
Agricultural - .6%		
Altria:		
Debs., 7.75%, 2027	1,750,000c	2,057,844
Notes, 7%, 2013	1,885,000	2,051,661
		4,109,505
Airlines - .0%		
USAir,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	1,435,843d,e	**144**
Asset-Backed Ctfs./Automobile Receivables - 1.4%		
Capital Auto Receivables Asset Trust:		
Ser. 2003-B, Cl. A4, 3.18%, 2010	350,000	343,981
Ser. 2005-1, Cl. D, 6.5%, 2012	1,100,000b	1,073,787
Ford Credit Auto Owner Trust:		
Ser. 2004-A, Cl. C, 4.19%, 2009	1,400,000	1,379,291
Ser. 2005-B, Cl. B, 4.64%, 2010	1,985,000	1,963,381
GS Auto Loan Trust,		
Ser. 2004-1, Cl. A4, 2.65%, 2011	475,000	460,163
Navistar Financial Corp Owner Trust,		
Ser. 2003-A, Cl. A4, 2.24%, 2009	875,000	855,137
Onyx Acceptance Grantor Trust,		
Ser. 2003-D, Cl. A4, 3.2%, 2010	750,000	739,524
Triad Auto Receivables Owner Trust,		
Ser. 2002-A, Cl. A4, 3.24%, 2009	418,414	414,689
WFS Financial Owner Trust:		
Ser. 2004-1, Cl. A4, 2.81%, 2011	500,000	487,214
Ser. 2005-2, Cl. B, 4.57%, 2012	2,560,000	2,533,248
		10,250,415
Asset-Backed Ctfs./Credit Cards - 1.8%		
Capital One Multi-Asset Execution Trust,		
Ser. 2004-C1, Cl. C1, 3.4%, 2009	1,150,000	1,132,057
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 2014	11,322,000	12,200,718
		13,332,775
Asset-Backed Ctfs./Home Equity Loans - 4.1%		
Accredited Mortgage Loan Trust:		
Ser. 2005-1 Cl. A2A, 4.63%, 2035	1,861,163f	1,862,460
Ser. 2005-2, Cl. A2A, 4.63%, 2035	1,542,107f	1,542,873
Ser. 2005-3, Cl. A2A, 4.63%, 2035	3,004,084f	3,006,258
Bayview Financial Acquisition Trust,		
Ser. 2005-B, Cl. 1A6, 5.208%, 2039	2,550,000	2,479,078
Bear Stearns Asset Backed Securities,		
Ser. 2005-TC1, Cl. A1, 4.64%, 2035	839,788f	839,729
CIT Group Home Equity Loan Trust,		
Ser. 2002-1, Cl. AF4, 5.97%, 2029	105,375	105,200
Citigroup Mortgage Loan Trust,		
Ser. 2005-HE1, Cl. A3A, 4.62%, 2035	966,310f	966,445
Fremont Home Loan Trust,		
Ser. 2005-1, Cl. 2A1, 4.63%, 2035	407,854	408,171
Home Equity Asset Trust:		
Ser. 2005-5, Cl. 2A1, 4.64%, 2035	3,209,969f	3,212,094
Ser. 2005-8, Cl. M4, 5.11%, 2036	1,870,000f	1,869,054
Ser. 2005-8, Cl. M5, 5.14%, 2036	2,560,000f	2,555,977
Ser. 2005-8, Cl. M7, 5.65%, 2036	1,175,000f	1,176,513
Mastr Asset Backed Securities Trust,		
Ser. 2005-WMC1, Cl. A3, 4.63%, 2035	705,205f	705,296
Morgan Stanley ABS Capital I,		
Ser. 2005-WMC3, Cl. A2A, 4.62%, 2035	998,594f	999,029
Residential Asset Securities Corp.:		
Ser. 2004-KS10, Cl. AI1, 4.7%, 2013	338,319f	338,554
Ser. 2005-AHL2, Cl. M2, 4.97%, 2035	875,000f	877,198
Ser. 2005-AHL2, Cl. M3, 5%, 2035	555,000f	554,696
Ser. 2005-EMX1, Cl. AI1, 4.63%, 2035	941,963f	942,743
Ser. 2005-EMX3, Cl. M1, 4.96%, 2035	2,290,000f	2,295,047
Ser. 2005-EMX3, Cl. M2, 4.98%, 2035	2,585,000f	2,589,510
		29,325,925
Asset-Backed Ctfs./Manufactured Housing - .8%		
Green Tree Financial,		
Ser. 1994-7, Cl. M1, 9.25%, 2020	3,084,840	3,233,521
Origen Manufactured Housing:		
Ser. 2005-B, Cl. A2, 5.247%, 2018	1,500,000	1,499,963
Ser. 2005-B, Cl. M2, 6.48%, 2037	1,000,000	998,476
		5,731,960
Asset-Backed Ctfs./Other - 6.6%		
Citigroup Mortgage Loan Trust:		
Ser. 2005-OPT1, Cl. A1B, 4.74%, 2035	650,000f	650,999
Ser. 2005-OPT3, Cl. A1A, 4.62%, 2035	1,077,248f	1,077,420
Conseco Finance Securitization,		
Ser. 2000-E, Cl. A5, 8.02%, 2031	2,567,731	2,636,751
Credit-Based Asset Servicing and Securitization:		
Ser. 2005-CB4, Cl. AV1, 4.63%, 2035	1,069,096f	1,069,825
Ser. 2005-CB8, Cl. AF5, 5.653%, 2035	3,167,000	3,149,889
Ser. 2006-CB1, Cl. AF1, 5.457%, 2036	2,975,000	2,975,000
First Franklin Mortgage Loan Asset-Backed Certificates,		
Ser. 2005-FFH3, Cl. 2A1, 4.66%, 2035	2,837,222f	2,839,227
Merrill Lynch Mortgage Investors,		
Ser. 2005-WMC2, Cl. A2A, 4.64%, 2036	627,139f	627,189
Morgan Stanley ABS Capital I:		
Ser. 2005-WMC2, Cl. A2A, 4.61%, 2035	1,663,202f	1,664,378
Ser. 2005-WMC6, Cl. A2A, 4.64%, 2035	2,582,544f	2,584,289
Ownit Mortgage Loan Asset Backed Ctfss.,		
Ser. 2006-1, Cl. AF1, 5.424%, 2036	3,310,000	3,309,990
Park Place Securities,		
Ser. 2005-WHQ2, Cl. A2A, 4.63%, 2035	1,564,041f	1,565,233
Popular ABS Mortgage Pass-Through Trust,		
Ser. 2005-6, Cl. M1, 5.91%, 2036	2,100,000	2,108,306
Residential Asset Mortgage Products:		
Ser. 2004-RS12, Cl. AI6, 4.547%, 2034	1,450,000	1,415,840
Ser. 2005-RS2, Cl. AII1, 4.64%, 2035	1,187,633f	1,188,695
Ser. 2005-RS2, Cl. M2, 5.01%, 2035	2,105,000f	2,126,879
Ser. 2005-RS2, Cl. M3, 5.08%, 2035	600,000f	606,220
Ser. 2005-RS3, Cl. AIA1, 4.63%, 2035	1,816,052f	1,817,428
Ser. 2005-RZ1, Cl. A1, 4.63%, 2034	1,354,309f	1,355,381
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	9,715,000	9,631,608
Specialty Underwriting & Residential Finance:		
Ser. 2005-BC1, Cl. A1A, 4.64%, 2035	884,223f	884,859
Ser. 2005-BC2, Cl. A2A, 4.63%, 2035	1,050,973	1,051,749
Soundview Home Equity Loan Trust,		
Ser. 2005-B, Cl. M2, 5.725%, 2035	1,400,000	1,392,590
		47,729,745
Auto Manufacturing - .7%		
DaimlerChrysler:		
Notes, 4.875%, 2010	1,100,000	1,072,521
Notes, Ser. E, 5.21%, 2008	3,745,000f	3,760,257
		4,832,778
Banking - 4.1%		
Chevy Chase Bank,		
Sub. Notes, 6.875%, 2013	1,575,000	1,630,125
Chuo Mitsui Trust & Banking,		
Sub. Notes, 5.506%, 2049	3,090,000b,f	3,007,911
City National Bank of Beverly Hills California,		
Sub. Notes, 6.75%, 2011	800,000	859,436
City National Bank,		
Sub. Notes, 6.375%, 2008	350,000	358,655
Colonial Bank NA/Montgomery AL,		
Sub. Notes, 6.375%, 2015	1,530,000	1,569,933
Crestar Capital Trust I,		
Capital Securities, 8.16%, 2026	1,165,000	1,235,455
Hibernia,		
Sub. Notes, 5.35%, 2014	1,710,000	1,677,254
Industrial Bank Of Korea,		
Sub. Notes, 4%, 2014	1,080,000b,f	1,032,719
Popular North America,		
Notes, 4.83%, 2007	1,815,000c,f	1,815,561
Sovereign Bancorp,		
Sr. Notes, 4.69%, 2009	2,965,000b,f	2,968,231
Sumitomo Mitsui Banking,		
Notes, 5.625%, 2049	2,160,000b,f	2,147,412
Washington Mutual,		
Sub. Notes, 4.625%, 2014	3,800,000	3,550,621
Wells Fargo Capital I:		
Capital Securities, Ser. B, 7.95%, 2026	1,200,000b	1,268,456
Capital Securities, Ser. I, 7.96%, 2026	450,000	476,075
Zions Bancorp,		
Sr. Notes, 2.7%, 2006	3,975,000	3,954,290
Sub. Notes, 6%, 2015	1,990,000	2,065,809
		29,617,943
Building & Construction - .8%		
American Standard,		
Sr. Notes, 7.375%, 2008	2,115,000	2,196,823
D.R. Horton,		
Sr. Notes, 5.875%, 2013	1,870,000	1,825,320
Schuler Homes,		
Notes, 10.5%, 2011	1,735,000	1,870,547
		5,892,690

Chemicals - 1.5%		
ICI Wilmington,		
Notes, 5.625%, 2013	1,525,000	1,507,789
International Flavors & Fragrance,		
Notes, 6.45%, 2006	4,240,000	4,254,950
Lubrizol,		
Debs., 6.5%, 2034	955,000	987,199
RPM International:		
Sr. Notes, 4.45%, 2009	2,090,000	2,008,588
Bonds, 6.25%, 2013	1,955,000	1,962,640
		10,721,166
Commercial & Professional Services - 1.0%		
Aramark Services:		
Sr. Notes, 6.375%, 2008	2,600,000	2,668,034
Sr. Notes, 7%, 2007	2,415,000	2,461,267
Erac USA Finance,		
Notes, 7.95%, 2009	1,095,000b	1,196,499
R.R. Donnelley & Sons,		
Notes, 5%, 2006	1,000,000	994,360
		7,320,160
Commercial Mortgage Pass - Through Ctfs. - 1.5%		
Bayview Commercial Asset Trust,		
Ser. 2004-1, Cl. M2, 5.73%, 2034	517,563b,f	526,128
Ser. 2005-3A, Cl. A2, 4.93%, 2035	2,797,933b,f	2,797,933
Ser. 2005-3A, Cl. B3, 7.53%, 2035	688,662b,f	688,662
Ser. 2005-4A, Cl. M5, 5.18%, 2036	697,064b,f	697,064
Bear Stearns Commercial Mortgage Securities,		
Ser. 2005-T18, Cl. A2, 4.556%, 2042	1,900,000	1,862,705
Calwest Industrial Trust,		
Ser. 2002-CALW, Cl. A, 6.127%, 2017	2,035,000b	2,132,773
Crown Castle Towers,		
Ser. 2005-1A, Cl. D, 5.612%, 2035	1,815,000b	1,764,513
CS First Boston Mortgage Securities,		
Ser. 2001-CF2, Cl. A4, 6.505%, 2034	410,000	432,169
		10,901,947
Diversified Financial Services - 9.3%		
Amvescap:		
Notes, 4.5%, 2009	3,500,000	3,421,758
Notes, 5.375%, 2014	900,000	876,225
Sr. Notes, 5.9%, 2007	1,960,000	1,974,316
Capital One Bank,		
Sub. Notes, 6.5%, 2013	2,624,000	2,777,103
CIT,		
Sr. Notes, 4.49%, 2008	2,820,000f	2,824,811
Countrywide Home Loans:		
Medium-Term Notes, Ser. J, 5.5%, 2006	1,200,000	1,204,027
Medium-Term Notes, Ser. L, 2.875%, 2007	3,345,000	3,269,436
Notes, 4.125%, 2009	2,010,000	1,935,815
Fondo LatinoAmericano de Reservas,		
Notes, 3%, 2006	4,555,000b	4,511,240
Ford Motor Credit:		
Notes, 5.35%, 2007	1,125,000f	1,064,269
Notes, 6.5%, 2007	3,010,000	2,978,311
Sr. Notes, 7.2%, 2007	1,550,000	1,521,029
Glencore Funding,		
Notes, 6%, 2014	3,920,000b	3,725,035
GMAC,		
Notes, 5.5%, 2007	3,760,000f	3,671,482
HSBC Finance,		
Sr. Notes, 4.84%, 2012	4,195,000f	4,202,278
ILFC E-Capital Trust I,		
Bonds, 5.9%, 2065	1,815,000b	1,820,271
Jefferies,		
Sr. Notes, 7.75%, 2012	1,050,000	1,167,844
Leucadia National,		
Sr. Notes, 7%, 2013	1,520,000	1,520,000
MBNA Capital,		
Capital Securities, Ser. A, 8.278%, 2026	1,300,000	1,380,080
Mizuho JGB Investment,		
Bonds, Ser. A, 9.87%, 2008	1,620,000b,f	1,782,802
Pemex Finance,		
Bonds, 9.69%, 2009	3,750,000	4,047,806
Residential Capital:		
Sr. Notes, 5.9%, 2007	2,760,000f	2,780,043
Sr. Notes, 6.375%, 2010	2,745,000	2,816,499
St. George Funding,		
Bonds, 8.485%, 2049	2,970,000b	3,206,272
Sumitomo Bank Treasury,		
Bonds, 9.4%, 2049	3330,000b,f	3,629,743
Tokai Preferred Capital,		
Bonds, 9.98%, 2049	3,115,000b,f	3,433,465
		67,541,960
Diversified Metals & Mining - .8%		
Falconbridge:		
Bonds, 5.375%, 2015	375,000	360,894
Notes, 6%, 2015	2,270,000	2,289,016
International Steel,		
Sr. Notes, 6.5%, 2014	265,000	271,625
Ispat Inland ULC		
Secured Notes, 9.75%, 2014	600,000	693,000
Southern Copper,		
Sr. Notes, 7.5%, 2035	2,020,000	2,028,350
		5,642,885
Electric Utilities - 4.0%		
Ameren,		
Bonds, 4.263%, 2007	800,000	790,226
American Electric Power,		
Sr. Notes, 4.709%, 2007	1,400,000	1,390,864
Cinergy,		
Debs., 6.53%, 2008	1,405,000	1,451,764
Consumers Energy,		
First Mortgage Bonds, Ser. B, 5.375%, 2013	3,115,000	3,082,003
Dominion Resources,		
Sr. Notes, Ser. D, 4.82%, 2007	3,790,000f	3,793,297
FirstEnergy,		
Sr. Notes, Ser. B, 6.45%, 2011	3,530,000	3,715,413
FPL Energy National Wind,		
Notes, 5.608%, 2024	733,073b	716,954
FPL Group Capital,		
Debs., Ser. B, 5.551%, 2008	2,850,000	2,871,594
Mirant,		
Sr. Notes, 7.375%, 2013	780,000b	797,550
NiSource Finance,		
Notes, 4.95%, 2009	1,775,000	1,782,593
PPL Capital Funding Trust I:		
Notes, 7.29%, 2006	185,000	185,811
Notes, Ser. D, 8.375%, 2007	2,000,000	2,078,670
Sierra Pacific Power,		
Mortgage Notes, 6.25%, 2012	1,050,000	1,076,250
TXU:		
Sr. Notes, Ser. J, 6.375%, 2006	1,825,000	1,840,168
Sr. Notes, Ser. O, 4.8%, 2009	3,420,000	3,296,709
		28,869,866
Environmental Control - .5%		
Oakmont Asset Trust,		
Notes, 4.514%, 2008	975,000b	951,578
Waste Management:		
Sr. Notes, 6.5%, 2008	1,280,000	1,324,867
Sr. Notes, 7%, 2028	1,350,000	1,503,635
		3,780,080
Food & Beverages - 1.2%		
Bavaria,		
Sr. Notes, 8.875%, 2010	3,450,000b	3,773,437
H.J. Heinz,		
Notes, 6.428%, 2008	2,250,000b	2,317,109
Safeway,		
Sr. Notes, 4.125%, 2008	1,295,000	1,253,819
Stater Brothers,		
Sr. Notes, 8.125%, 2012	1,250,000	1,250,000
		8,594,365
Foreign Governmental - 2.4%		
Argentina Bonos,		
Bonds, 4.82%, 2012	7,035,000f	5,613,930
Banco Nacional de Desenvolvimento Economico e Social,		
Notes, 5.73%, 2008	3,920,000f	3,920,000
Export-Import Bank Of Korea,		
Sr. Notes, 4.5%, 2009	1,155,000	1,134,924
Mexican Bonos,		
Bonds, Ser. M, 9%, 2011	23,190,000	2,331,102

Republic of Brazil,		
Bonds, 12.5%, 2016	9,920,000	4,596,745
		17,596,701
Health Care - 1.2%		
Baxter International,		
Sr. Notes, 5.196%, 2008	2,100,000	2,102,474
Coventry Health Care,		
Sr. Notes, 5.875%, 2012	1,170,000	1,181,700
Medco Health Solutions,		
Sr. Notes, 7.25%, 2013	4,725,000	5,166,849
		8,451,023
Lodging & Entertainment - .6%		
Carnival,		
Notes, 7.3%, 2007	1,750,000	1,796,564
MGM Mirage,		
Sr. Notes, 6%, 2009	1,310,000	1,310,000
Mohegan Tribal Gaming Authority,		
Sr. Notes, 6.125%, 2013	1,355,000	1,349,919
Speedway Motorsports,		
Sr. Sub. Notes, 6.75%, 2013	215,000	219,031
		4,675,514
Machinery - .0%		
Terex,		
Notes, 7.375%, 2014	250,000	**252,500**
Manufacturing - .5%		
Bombardier,		
Notes, 6.3%, 2014	2,095,000b	1,890,738
Tyco International,		
Notes, 6.875%, 2029	1,695,000	1,868,322
		3,759,060
Media - 2.0%		
AOL Time Warner,		
Deb., 7.7%, 2032	1,290,000	1,451,485
Clear Channel Communications:		
Notes, 4.25%, 2009	1,800,000	1,730,561
Notes, 4.5%, 2010	2,300,000	2,191,123
Liberty Media,		
Sr. Notes, 5.99%, 2006	3,700,000f	3,723,791
Media General,		
Notes, 6.95%, 2006	2,895,000	2,913,088
Univision Communications,		
Sr. Notes, 2.875%, 2006	2,110,000	2,078,470
		14,088,518
Oil & Gas - 3.0%		
Colorado Interstate Gas,		
Sr. Notes, 5.95%, 2015	1,100,000	1,082,066
Enterprise Products Operating,		
Sr. Notes, Ser. B, 4.625%, 2009	4,035,000	3,931,260
Oneok,		
Sr. Notes, 5.51%, 2008	2,450,000	2,461,584
PEMEX Project Funding Master Trust,		
Notes, 7.375%, 2014	2,960,000	3,275,240
Plains All American Pipeline Finance:		
Sr. Notes, 5.625%, 2013	4,436,000c	4,460,854
Sr. Notes, 5.875%, 2016	4,672,000	4,730,428
Sempra Energy,		
Sr. Notes, 4.621%, 2007	1,365,000	1,356,324
		21,297,756
Packaging & Containers - .5%		
Crown Americas Capital:		
Sr. Notes, 7.625%, 2013	1,200,000b	1,248,000
Sr. Notes, 7.75%, 2015	650,000b	677,625
Sealed Air,		
Bonds, 6.875%, 2033	1,770,000b	1,805,204
		3,730,829
Paper & Forest Products - 1.1%		
Celulosa Arauco y Constitucion SA CELARA,		
Notes, 5.625%, 2015	1,900,000	1,871,152
Georgia-Pacific,		
Sr. Notes, 8%, 2014	1,745,000	1,710,100
Sappi Papier,		
Notes, 6.75%, 2012	3,300,000b	3,096,252
Temple-Inland,		
Bonds, 6.625%, 2018	1,525,000c	1,568,821
		8,246,325
Pharmaceutical - .2%		
Teva Pharmaceutical Finance,		
Bonds, 6.15%, 2036	1,290,000	**1,300,423**
Property-Casualty Insurance - 1.2%		
ACE Capital Trust II,		
Capital Securities, 9.7%, 2030	2,220,000	3,058,498
AON Capital Trust,		
Capital Securities, 8.205%, 2027	1,590,000	1,870,794
Assurant,		
Sr. Notes, 6.75%, 2034	885,000	956,134
Nippon Life Insurance,		
Notes, 4.875%, 2010	1,900,000b,c	1,868,741
Phoenix Cos.,		
Bonds, 6.675%, 2/16/2008	1,025,000	1,032,584
		8,786,751
Real Estate Investment Trust - 3.5%		
Archstone-Smith Operating Trust:		
Notes, 3%, 2008	1,435,000	1,369,900
Sr. Notes, 5.25%, 2015	600,000	590,501
Arden Realty,		
Notes, 5.25%, 2015	2,275,000	2,274,559
Boston Properties,		
Sr. Notes, 5.625%, 2015	1,120,000	1,124,831
Commercial Net Lease Realty,		
Notes, 6.15%, 2015	1,505,000	1,516,226
Duke Realty:		
Notes, 3.5%, 2007	1,055,000	1,026,940
Sr. Notes, 5.25%, 2010	1,510,000	1,507,626
EOP Operating:		
Bonds, 7.875%, 2031	1,410,000	1,642,764
Sr. Notes, 7%, 2011	825,000	882,120
ERP Operating:		
Notes, 5.125%, 2016	1,125,000	1,095,583
Notes, 4.75%, 2009	1,000,000	987,480
Healthcare Realty Trust,		
Sr. Notes, 5.125%, 2014	3,800,000	3,598,562
Mack-Cali Realty:		
Notes, 5.05%, 2010	2,300,000	2,266,958
Notes, 5.25%, 2012	800,000	791,834
Regency Centers,		
Sr. Notes, 5.25%, 2015	2,000,000	1,948,992
Simon Property:		
Notes, 4.6%, 2010	1,512,000	1,475,175
Notes, 4.875%, 2010	1,180,000	1,163,666
		25,263,717
Residential Mortgage Pass- Through Ctfs. - 3.9%		
Citigroup Mortgage Loan Trust:		
Ser. 2005-WF1, Cl. A5, 5.01%, 2035	2,350,000	2,297,736
Ser. 2005-WF2, Cl. AF2, 4.922%, 2035	1,426,237	1,417,913
Country Wide Home Loans:		
Ser. 2002-J4, Cl. B3, 5.833799%, 2032	347,513	334,687
Ser. 2003-18, Cl. B4, 5.5%, 2033	720,171	492,561
Countrywide Alternative Loan Trust,		
Ser. 2005-J4, Cl. 2A1B, 4.65%, 2035	449,089f	449,173
First Horizon Alternative Mortgage Securities I,		
Ser. 2004-FA1, Cl. A1, 6.25%, 2034	5,000,559	5,044,690
Impac CMB Trust:		
Ser. 2005-8, Cl. 2M2, 5.28%, 2036	1,971,205f	1,969,037
Ser. 2005-8, Cl. 2M3, 6.03%, 2036	1,609,818f	1,545,747
J.P. Morgan Mortgage Trust,		
Ser. 2005-A1, Cl. 5A1, 4.48%, 2035	1,196,762f	1,161,063
Nomura Asset Acceptance:		
Ser. 2005-AP2, Cl. A5, 4.976%, 2035	2,355,000	2,292,837
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035	1,630,000	1,600,301
Ocwen Residential MBS,		
Ser. 1998-R1, Cl. B1, 7%, 2040	2,503,436b	2,532,834
Prudential Home Mortgage Securities, REMIC,		
Ser. 1994-A, Cl. 5B, 6.79%, 2024	5,008b	4,964
Washington Mutual,		
Ser. 2005-AR4, Cl. A4B, 4.68%, 2035	4,525,000f	4,414,703
Wells Fargo Mortgage Backed Securities Trust,		
Ser. 2003-1, Cl. 2A9, 5.75%, 2033	2,500,000	2,472,124
		28,030,370
Retail - .2%		
May Department Stores:		
Notes, 3.95%, 2007	750,000	736,639
Notes, 5.95%, 2008	1,035,000	1,054,392
		1,791,031
State Government - 2.7%		
New York Counties Tobacco Trust,		
Pass-Through Ctfs., Ser. B, 6%, 2027	2,685,000	2,629,125
Tobacco Settlement Authority of Iowa,		
Asset Backed, Ser. A, 6.5%, 2023	2,600,000	2,593,266
Tobacco Settlement Financing Corp. of New Jersey:		
Asset Backed, 5.75%, 2032	1,685,000	1,744,902
Asset Backed, 6.125%, 2042	11,630,000	12,373,971
		19,341,264
Structured Index - 2.4%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	17,275,000b,g	**17,594,587**

Technology - .2%

Freescale Semiconductor,

Sr. Notes, 6.875%, 2011	1,150,000	**1,207,500**

Telecommunications - 2.0%

Deutsche Telekom International Finance,		
Notes, 8.25%, 2030	1,275,000f	1,595,341
France Telecom,		
Notes, 7.75%, 2011	1,770,000f	1,965,808
Nextel Communications,		
Sr. Notes, 5.95%, 2014	1,405,000	1,416,765
Qwest:		
Sr. Notes, 7.74%, 2013	1,600,000b,f	1,734,000
Sr. Notes, 7.875%, 2011	1,965,000	2,087,813
Sprint Capital,		
Notes, 8.75%, 2032	2,890,000	3,790,660
Telecom Italia Capital,		
Notes, 5.16%, 2011	1,895,000f	1,909,150
		14,499,537

Textiles & Apparel - .2%

Mohawk Industries,		
Sr. Notes, 5.75%, 2011	1,370,000	1,376,686

Transportation - .3%

Ryder System,		
Notes, 3.5%, 2009	1,980,000	1,882,459

U.S. Government - 14.2%

U.S. Treasury Bonds,		
5.25, 11/15/2028	14,735,000	15,799,162
U.S. Treasury Notes:		
3.5%, 2/15/2010	18,125,000	17,458,779
3.625%, 4/30/2007	7,710,000	7,623,802
4.25%, 1/15/2011	31,500,000	31,212,091
4.5%, 11/15/2015	12,800,000	12,774,400
4.75%, 5/15/2014	17,360,000	17,605,470
		102,473,704

U.S. Government Agency - 4.1%

Federal National Mortgage Association,		
Notes, 2.375%, 2/15/2007	30,350,000	29,596,986

U.S. Government Agencies/Mortgage-Backed - 29.1%

Federal Home Loan Mortgage Corp.:		
6.5%, 3/31/2032	3,033,429	3,113,882
REMIC, Multiclass Mortgage Participation Ctfs.,		
(Interest Only Obligations):		
Ser. 2731, Cl. PY, 5%, 5/15/2026	4,367,209h	742,465
Ser. 2752, Cl. GM, 5%, 3/15/2026	4,000,000h	696,064
Federal National Mortgage Association:		
4.5%	31,825,000i	30,889,982
5%	74,705,000i	72,550,226
5%, 12/1/2017	1,139,246	1,128,560
5.5%	17,050,000i	17,117,739
5.5%, 2/1/2033- 9/1/2034	21,743,250	21,539,702
6%	25,350,000i	25,867,904
6%, 6/1/2022-9/1/2034	4,237,328	4,288,712
6.5%, 11/1/2008-10/1/2032	275,850	283,270
7%, 9/1/2014	114,827	118,636
REMIC, Multiclass Mortgage Participation Ctfs.,		
Ser. 2004-58, Ser. L, 5%, 7/25/2034	5,412,422	5,399,054
Government National Mortgage Association I:		
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019	596,597	569,929
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	2,607,745	2,534,623
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	4,725,000	4,628,043
Ser. 2005-34, Cl. A, 3.956%, 9/16/2021	2,225,614	2,175,295
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020	2,410,851	2,357,494
Ser. 2005-50, Cl. A, 4.015%, 11/16/2026	2,022,971	1,971,366
Ser. 2005-59, Cl. A, 4.388%, 5/16/2023	2,022,222	1,987,582
Ser. 2005-67, Cl. A, 4.217%, 6/16/2021	1,898,537	1,861,300
Ser. 2005-79, Cl. A, 3.998%, 10/16/2033	2,066,777	2,007,154
Government National Mortgage Association II,		
4.375%, 4/20/2030	543,880f	544,152
4.5%, 7/20/2030	610,285f	608,424
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	5,535,000	5,569,659
		210,551,217

Total Bonds and Notes

(cost $847,097,771)		840,636,080

	Face Amount Covered by Contracts ($)	Value($)
Options - .1 %		
Call Options- 0%		
Dow Jones CDX NA.IG.4		
February 2006 @ 100.900	14,693,000	124,891
U.S. Treasury Notes, 4.50%, 11/15/2015		
February 2006 @ 100.26525	22,007,000	59,199
		184,090
Put Options- .1%		
6-Month Euribor Interest Swap		
November 2006 @ 3.405	12,414,000	200,039
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 97.171875	7,565,000	7,414
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 96.859375	7,570,000	4,315
		211,768

Total Options

(cost $577,866)		395,858

	Shares	Value($)
Preferred Stock - .6 %		
Banking - .2%		
Sovereign Capital Trust IV,		
Conv., $2.1875	22,050	1,000,519
Diversified Financial Services - .1%		
AES Trust VII,		
Conv., $2.1875	11,850	576,206
U.S. Government Agency - .3%		
Federal National Mortgage Association		
Conv., $5375	25	2,412,456

Total Preferred Stock

(cost $4,016,781)		3,989,181

Other Investments - .1%		
Registered Investment Company - .0%		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $1,020,000)	1,020,000j	1,020,000

	Prinicipal Amount a	Value($)
Short Term - 8.7 %		
U.S. Government Agency - .6%		
Federal National Mortgage Association:		
4.175%, 2/13/2006	4,400,000	4,393,869
U.S. Treasury Bills - 8.1%		
3.86%, 3/9/2006	625,000k	622,400
4.23%, 4/13/2006	348,000	345,098
4.29%, 4/27/2006	58,315,000	57,726,019
		58,693,516

Total Short Term Investments

(cost $63,086,380)		63,087,386

	Shares	Value($)
Investment of Cash Collateral for Securities		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $8,203,950)	8,203,950j	8,203,950

Total Investment (cost $924,002,748)	126.9 %	917,332,455
Liabilities, Less Cash and Receivables	(26.9) %	(194,181,952)
Net Assets	100.0 %	723,150,503

a	U.S. Dollars unless otherwise noted.	
	BRL-Brazilian Real	
	EUR-Eur	
	MXN-Mexican Pesos	
b	Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities	
	may be resold in transactions exempt from registration, normally to qualified institutional buyers.	
	At January 31, 2006, these securities amounted to $85,065,802 or 11.8% of net assets.	
c	All or a portion of these securities are on loan. At January 31, 2006, the total market value of the fund's securities	
	on loan is $8,004,675 and the total market value of the collateral held by the fund is $8,203,950.	
d	Non-income producing-security in default.	
e	The value of this security has been determined in good faith under the direction of the Board of Trustees.	
f	Variable rate security--interest rate subject to periodic change.	
g	Security linked to Goldman Sachs Non-Energy- Excess Return Index.	
h	Notional face amount shown.	
i	Purchased on a forward commitment basis.	
j	Investments in affiliated money market mutual funds.	
k	Held by a broker as collateral for open financial futures position.	

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER FIXED INCOME FUNDS: DREYFUS PREMIER CORE BOND FUND
Statement of Financial Futures
january 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Appreciation/ (Depreciation) at 1/31/2006 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	80	16,387,500	March 2006	(50,000)
U.S. Treasury 5 Year Notes	1278	135,128,532	March 2006	(490,055)
Financial Futures Short				
U.S. Treasury 10 Year Notes	690	74,821,876	March 2006	114,062
U.S. Treasury 30 Year Bonds	10	1,128,438	March 2006	9,725
				(416,268)

DREYFUS PREMIER FIXED INCOME FUNDS: DREYFUS PREMIER CORE BOND FUND
Statement of Options Written
January 31, 2006 (Unaudited)

Issuer	Face Amount Covered by Contracts ($)	Value($)
Call Options:		
Dow Jones CDX.EM4		
February 2006 @ 101.700	29,386,000	132,237
U.S. Treasury Notes, 4.50%, 11/15/2015		
February 2006 @ 101.679888	44,014,000	14,084
		146,321
Put Options;		
Dow Jones CDX.NA.IG.4		
February 2006 @ .575	36,912,000	119,779
Dow Jones CDX.NA.IG.4		
February 2006 @ .600	36,912,000	775
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 95.316406	15,140,000	38
U.S. Treasury Notes, 4.25%, 8/15/2015		
February 2006 @ 95.609375	15,130,000	61
		120,653
(Premiums received $515,164)		**266,974**